UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            Wellington Hall, Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  949535207
                                 (CUSIP Number)


Arthur F. Bingham, 315 3rd Avenue, N.W., Hickory, NC 28601 (704) 322-5313

(Name, Address  and  Telephone  Number of Person  Authorized  to  Receive
 Notices  and Communications)

                                 October 1, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.

1)  Name of Reporting Person

         Arthur F. Bingham

     S.S. or I.R.S. Identification No. of Above Person

      SS# ###-##-####

2)  Check the Appropriate Box if a Member of a Group*         (a) __
                                                              (b) __

3)  SEC Use Only


4)  Source of Funds*

         OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) __


6)  Citizenship or Place of Organization

         United States of America

Number of                                 7)        Sole Voting Power
    Shares                                          755,437
Beneficially                              8)        Shared Voting Power
Owned By                                            -0-
     Each                                 9)        Sole Dispositive Power
Reporting                                           755,437
   Person                                10)        Shared Dispositive Power
     With                                           -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

         755,437

12)  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                            __

13)   Percent of Class Represented by Amount in Row (11)

         31.0%

14)  Type of Reporting Person

         IN

Item 1.           Security and Issuer

     This statement on Amendment No. 1 to Schedule 13D (the "Schedule") is filed by Arthur F. Bingham and relates to shares of common stock, no par value (the "Common Stock") of Wellington Hall, Limited (the "Issuer"). Wellington Hall is located at Route 1, U.S. Highway Nos. 29 and 70 North, Lexington, North Carolina 27292.

Item 2.           Identity and Background

     Arthur F. Bingham's principal occupation is Senior Executive Vice President of Sales and Marketing of the Issuer. His office is located at 315 3rd Avenue N.W., Hickory, North Carolina 28601. Mr. Bingham has not been convicted in any criminal proceeding during the past five years, nor has he been found to have violated any federal or state securities laws. Mr. Bingham is a citizen of the the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

                  On February 10, 1997, in connection with his employment as Senior Executive Vice President of Sales and Marketing of the Issuer, Mr. Bingham was granted a nonqualified stock option to purchase 150,000 shares of the Common Stock at an exercise price of $1.30 per share (the "Option"), subject to the approval by the shareholders of the Issuer of the plan under which the Option was granted. Mr. Bingham has not exercised any portion of such option. It is anticipated that, if Mr. Bingham were to exercise any portion of such option in the future, he would pay the aggregate exercise price therefor out of personal funds.

Item 4.           Purpose of Transaction

                  Mr. Bingham was granted the Option in connection with his employment with the Issuer as described in Item 2 of this Schedule for the purpose of providing him with an incentive to remain in the employment of the Issuer and with an opportunity to acquire or increase a proprietary interest in the Issuer's success. He has no plans to acquire control of the Issuer.

Item 5.           Interest in Securities of Issuer

                  (a-b) As of the close of business on October 28, 1997, Mr. Bingham may be deemed to be the beneficial owner of 755,437 shares of Common Stock. Such 755,437 shares constitute 31.0% of the shares of Common Stock outstanding (based on 2,289,887 shares of Common Stock outstanding). The 755,437 shares include 150,000 shares subject to stock options that are currently exercisable but do not include 450,000 shares subject to stock options that are not currently exercisable and do not become exercisable within 60 days. Mr. Bingham has sole power to vote, direct the vote, dispose of or direct the disposition of such shares.

(c) On February 10, 1997, in connection with his employment as Senior Executive Vice President of Sales and Marketing of the Issuer, Mr. Bingham was granted the

Option, subject to the approval by the shareholders of the Issuer of the plan under which the Option was granted. The plan under which the Option was granted was approved by the shareholders of the Issuer on October 1, 1997 at which time the Option became exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On February 10, 1997, Mr. Bingham and the Issuer entered into an Incentive Stock Option Agreement whereby Mr. Bingham received three incentive stock options, each to purchase 150,000 shares of Common Stock, but each with its own exercise price ranging from $.50 to $1.30 per share. Upon the achievement of certain performance conditions, such incentive stock options become exercisable in full on September 1, 1998, 1999 and 2000, respectively.


Item 7.           Material to be Filed as Exhibits

                  1. Nonqualified Stock Option Agreement dated February 10, 1997 by and between Wellington Hall, Limited and Arthur F. Bingham filed as Exhibit 4 to Arthur Bingham's Schedule 13D filed on February 14, 1997.*

                  2. Incentive Stock Option Agreement dated February 10, 1997 by and between Wellington Hall, Limited and Arthur F. Bingham filed as Exhibit 3 to Arthur Bingham's Schedule 13D filed on February 14, 1997.*


*Incorporated be reference to the statement or report indicated

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 1997
Date                                                Signature

                                                    /s/ Arthur F. Bingham

                                                    Arthur F. Bingham
                                                    Name